Mail Stop 3010

August 4, 2009

<u>Via U.S. Mail and Facsimile 949.462.7444</u>

Mr. Steven L. Brake
Treasurer
Del Taco Income Properties IV
25521 Commercentre Drive
Lake Forest, CA 92630

> **Re:** **Del Taco Income Properties IV**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for period ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-K/A for fiscal year ended December 31, 2008**
> **Filed July 22, 2009**
> **Form 10-Q/A for period ended March 31, 2009**
> **Filed July 22, 2009**
> **File No. 33-13437**

Dear Mr. Brake:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant